
03051759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC File Number
8- 53106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


PROCESSING
SECTION
AUG 2 8 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **July 1, 2002** and ending **June 30, 2003**

A. REGISTRANT INFORMATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
Trenwith Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3200 Bristol Street, Suite 400
(No. and Street)

Costa Mesa	California	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Ronald E. Ainsworth (714) 668-7333
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)


PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On August 22, 2003 (Date) before me, Cherene Lee Gusman Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared Ronald E. Ainsworth (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence


CHERENE LEE GUSMAN
Commission # 1345078
Notary Public - California
Orange County
My Comm. Expires Mar 27, 2006

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Cherene Lee Gusman
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: July 1, 2002 - June 30, 2003 Number of Pages: 2

Signer(s) Other Than Named Above: ________

Capacity(ies) Claimed by Signer

Signer's Name: ________

☐ Individual
☒ Corporate Officer — Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ________

Signer Is Representing: Trenwith Securities, LLC


RIGHT THUMBPRINT OF SIGNER
Top of thumb here

TRENWITH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

TRENWITH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

Table of Contents



Independent Auditors' Report

To the Members of
Trenwith Securities, LLC
Costa Mesa, California

Certified Public Accountants

Financial & Management Consultants

Kupferberg, Goldberg & Neimark, LLC

225 N. Michigan Ave. 11th Floor

Chicago, Illinois 60601-7601

312.819.4300 FAX 312.819.4343

e-mail: kgn@kgn.com

www.kgn.com

Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

We have audited the accompanying statement of financial condition of Trenwith Securities, LLC as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trenwith Securities, LLC as of June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

August 7, 2003

TRENWITH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Current Assets	
Cash	$ 173,447
Accounts receivable (net of allowance for doubtful accounts of $25,000)	1,068,375
Due from member	241,667
Work in progress	5,021
Total Current Assets	1,488,510
Other Assets	
Non-compete agreement, net of accumulated amortization of $20,012	29,988
TOTAL ASSETS	$ 1,518,498

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable	$ 65,803
Liabilities Subordinated to Claims of General Creditors	846,250
Members' Equity	606,445
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,518,498

See notes to financial statements.

TRENWITH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 1 - NATURE OF OPERATIONS

On December 14, 2000, BDO Corporate Finance, LLC was organized under the Delaware Limited Liability Company Act. The Company did not commence operations until June 25, 2001, after the completion of the May 31, 2001 acquisition of substantially all of the net assets of Trenwith Securities, Inc. On July 2, 2001, the Company changed its name to Trenwith Securities, LLC. (the "Company"). The Company's operating agreement expires December 31, 2025. As a limited liability company, the members' liability is intended to be limited to their equity in the Company.

The Company has operations in Costa Mesa, California, New York, New York, and Boston, Massachusetts and provides long-term capital and corporate development services to companies or principals attempting to expand or divest their businesses. The Company is registered as a broker-dealer with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company does not carry security accounts for its customers or perform custodial functions relating to customer securities, and accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenues from retainer type services are recognized when invoiced at the beginning of each period. Revenues from success fees are recognized only when the contractual contingent condition has been achieved.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, customers are invoiced in advance with net 30-day terms for the succeeding month services to be performed. Success fee arrangements are based on a pre-set formula determined at the commencement of each engagement. Occasionally, customers are invoiced on an hourly rate basis. Credit is granted to customers after the management of the Company approves the nature of the services to be performed. Payments received on accounts receivable are applied to the earliest unpaid invoice.

The Company assesses the collectibility of its receivables periodically, and provides an allowance for uncollectible receivables as warranted.

TRENWITH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangibles

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". As such, goodwill was deemed to be impaired during year-end June 30, 2003 and the Company recorded an impairment loss of $90,072.

Intangible assets consist of a non-compete agreement. The non-compete agreement is being amortized over its' useful life of 5 years. Following is the amortization of the remainder of the non-compete agreement over the next three years ending June 30:

2004	$ 10,000
2005	10,000
2006	9,988
Total	$ 29,988

Income Taxes

The Company is being treated as a partnership under the Internal Revenue Code and as such its taxable income or loss will be reported directly by its members. Accordingly, federal income taxes are not reflected on the accompanying financial statements. The Company may be liable for state taxes.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – SUBORDINATED LOAN

On August 8, 2001, the Company entered into a $750,000 subordinated loan agreement with one of its members. The loan bears interest at a fixed rate of 7% and expires on September 30, 2004. The NASD approved this subordinated loan agreement; thereby, the amounts due under the agreement are available in computing net capital under the SEC's uniform net capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In addition, all interest accrued on the subordinated loan is by its terms designated as additional subordinated debt for purposes of computing net capital. As of June 30, 2003, there was $846,250 outstanding under this loan agreement, which included accrued interest of $96,250.

TRENWITH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 4 - RELATED PARTY TRANSACTIONS

On July 1, 2002, the Company entered into a facilities usage agreement with one of its members to provide various office space, telephone, office services and computer support. The rent cost varies from month-to-month based on equipment usage and the number of employees in each office and is approximately $18,500 per month. This agreement expired on June 30, 2003. Subsequent to June 30, 2003, this agreement was extended to June 30, 2004. The total amounts paid to the member for the year ended June 30, 2003 was $164,087.

In the normal course of its operations, the Company provides consultation and financial advisory services to one of its members. During the year, the Company charged approximately $114,000 of management and investment advisory fees to the member, of which approximately $94,900 was included in accounts receivable as of June 30, 2003.

In connection with the asset purchase agreement of Trenwith Securities, Inc., as described in Note 1, one of the members agreed to become contingently liable for the collection of unpaid investment banking fees of $750,000. $518,333 of these fees were paid during the year ended June 30, 2002 with the remainder to be paid by June 30, 2003. No fees were collected during the year ended June 30, 2003. Subsequent to June 30, 2003, this agreement was extended until June 30, 2004. In addition, this member's initial capital contribution of $10,000 remains unpaid at June 30, 2003. Therefore, the total amount contingently due from this member as of June 30, 2003 was $241,667.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company has adopted an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $6,189 for the year ended June 30, 2003.

NOTE 6 – WARRANTS

On March 1, 2002, in connection with a success fee arrangement, the Company was issued warrants to purchase up to 10,000 shares of a closely held company. The warrants issued under this agreement expire no later than March 1, 2007. At June 30, 2003, the Company's management has estimated the warrants to have no value. Therefore, no amounts have been recorded in these financial statements.

TRENWITH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the capital rules of the NASD, which require the maintenance of minimum net capital.

The Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) requires the Company to maintain a minimum net capital of $50,000 and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn nor may cash distributions be paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2003, the Company had net capital of $107,644 and required minimum net capital of $50,000, resulting in excess net capital of $57,644. The Company's ratio of net aggregate indebtedness to net capital was 0.61 to 1.

NOTE 8 – MEMBERS' OWNERSHIP INTERESTS AND COMPENSATION

As provided for in the operating agreement, there are two ownership classes – A and B. The Class A member interest is owned 100% by one of the members. Two other unrelated members own the Class B interest at 51% and 49%, respectively. The 49% ownership in Class B is subject to a three-year vesting schedule as defined in the agreement, expiring on June 30, 2004. As of June 30, 2003, the 49% Class B member had vested 74% of his 49% interest in the Class B membership.

In addition to the 49% ownership in Class B, under a separate agreement, this same member is entitled to receive a 10% bonus of the Company's net profits over and above his guaranteed compensation of $350,000. For the year ended June 30, 2003, no such bonus amounts were earned under this agreement.

Profit or loss for each fiscal year, except for portions attributable to the sales of securities, will be allocated to the Class A members in accordance with each member's Class A membership interest. Profit or loss attributable to the sale of securities will be allocated in accordance with each member's Class B membership interest.

At June 30, 2003, members' equity consisted of the following:

Class A Membership Rights, Non-voting	$ 596,445
Class B Membership Rights, Voting	10,000
Total Members' Equity	$ 606,445

TRENWITH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 9 – CONCENTRATIONS OF CREDIT RISK/SIGNIFICANT CLIENTS

For the year ended June 30, 2003, the Company derived approximately 52% of its revenue from three clients. These clients individually represented greater than 10% of the total revenues recognized during the year. Amounts due from these clients as of June 30, 2003 approximated $525,000.